UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(AMENDMENT NO. 14)

Toreador Resources Corporation
(Name of Issuer) Common Stock, par value $0.15625 per share
(Title of Class of Securities) 891041105
(CUSIP Number) Janice V. Sharry, Esq. Haynes and Boone, LLP 901 Main Street, Suite 3100 Dallas, Texas 75202 (214) 651-5562
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) August 10, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ''240.13d-1(e), (f) or (g), check the following box ?.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See '240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 891041105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON William I. Lee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) X (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ] N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

7 SOLE VOTING POWER 1,082,707

8 SHARED VOTING POWER 137,650
NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	9 SOLE DISPOSITIVE POWER 1,082,707

10 SHARED DISPOSITIVE POWER 137,650

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,220,357 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2% (2)

14	TYPE OF REPORTING PERSON IN

(1) Includes Shares (defined below) owned by Wilco Properties, Inc., which may be deemed to be beneficially owned by Mr. Lee.

(2) Based on a total of 14,488,947 Shares outstanding as of August 24, 2005 based information provided by the Issuer and Lee and Wilco owning stock options exercisable into and preferred stock convertible into an aggregate of 328,750 Shares within 60 days of August 24, 2005.

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CUSIP No. 891041105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wilco Properties, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) X (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ] N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

7 SOLE VOTING POWER 0

8 SHARED VOTING POWER 137,650
NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	9 SOLE DISPOSITIVE POWER 0

10 SHARED DISPOSITIVE POWER 137,650

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,220,357 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2% (2)

14	TYPE OF REPORTING PERSON CO

(1) Includes Shares (defined below) owned by Mr. Lee which may be deemed to be beneficially owned by Wilco Properties, Inc.

(2) Based on a total of 14,488,947 Shares outstanding as of August 24, 2005 based on information provide by the Issuer and Lee and Wilco owning stock options exercisable into and preferred stock convertible into an aggregate of 328,750 Shares within 60 days of August 24, 2005.

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This Amendment No. 14 to Schedule 13D (this “Amendment”) amends and supplements the Amendment No. 13 to Schedule 13D filed on behalf of William I. Lee (“Lee”) and Wilco Properties, Inc. (“Wilco”), on May 18, 2005, relating to shares of Common Stock, $0.15625 par value per share (the “Shares”), of Toreador Resources Corporation (the “Issuer”) by amending the details of certain transactions previously reported and furnishing the information set forth below.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented as follows:

“On May 19, 2005, Lee was granted 2,600 Shares of restricted stock of the Issuer pursuant to the Issuer’s 2005 Long-Term Incentive Plan.”

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended in its entirety as follows:

“(a)    Based information provided by the Issuer, on August 24, 2005, there were a total of 14,488,947 Shares outstanding as of August 24, 2005. Pursuant to the provisions of the Exchange Act, Lee has sole voting power and sole dispositive power with respect to 1,082,707 Shares (which is approximately 7.3% of the Shares outstanding as of August 24, 2005, including the stock options exercisable and the preferred stock convertible by Lee and Wilco into an aggregate of 328,750 Shares within 60 days of August 24, 2005). Of the 1,083,207 Shares reported in this Item 5(a), (i) 822,707 Shares are held directly by Lee, (ii) 10,000 Shares are issuable to Lee upon the exercise of stock options exercisable within 60 days of August 24, 2005, and (iii) 250,000 Shares are issuable to Lee upon the conversion of currently convertible shares of preferred stock. Lee may be deemed to have shared voting power and shared dispositive power with respect to 137,650 Shares owned by Wilco (which is approximately 0.9% of the Shares outstanding as of August 24, 2005, including the stock options exercisable and the preferred stock convertible by Lee and Wilco into an aggregate of 328,750 Shares within 60 days of August 24, 2005). Of the 137,650 Shares reported in this Item 5(a), (i) 68,900 are held directly by Wilco and (ii) 68,750 are issuable to Wilco upon the conversion of currently convertible shares of preferred stock. As a result, Lee may be deemed to beneficially own 1,220,357 Shares (which is approximately 8.2% of the Shares outstanding as of August 24, 2005, including the stock options exercisable and the preferred stock convertible by Lee and Wilco into an aggregate of 328,750 Shares within 60 days of August 24, 2005). Wilco and Lee may be deemed to be acting in concert with respect to the Shares. As a result, Wilco may be deemed to beneficially own 1,220,357 Shares (which is approximately 8.2% of the Shares outstanding as of August 24, 2005, including the stock options exercisable and the preferred stock convertible by Lee and Wilco into an aggregate of 328,750 Shares within 60 days of May 16, 2005).

(b)
	Sole	Shared	Sole	Shared
	Voting	Voting	Dispositive	Dispositive
	Power	Power	Power	Power
Lee	1,082,707	137,650	1,082,707	137,650
Wilco	0	137,650	0	137,650

(c)     Except as set forth herein, there have been no transactions in the Shares by any of the Filing Persons during the past sixty days. On August 5, 2005, Lee sold 4,500 shares in the open market at $31.86 per share and received aggregate proceeds of approximately $143,370. On August 8, 2005, Lee sold 40,000 shares in the open market for $31.30 per share and 50,000 shares for $31.41 per share and received aggregate

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proceeds of approximately $2,822,500. On August 10, 2005, Lee sold 65,500 shares in the open market for $31.21 per share and received aggregate proceeds of approximately $2,044,255.

(d)     No other person has any right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares with respect to which this filing is made.

(e)	Not applicable.”

Item 6. Controls, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety to read as follows:

“Lee owns 40,000 shares and Wilco owns 11,000 of the Issuer’s Series A-1 Convertible Preferred Stock which are entitled to annual dividends of 9% based on a per share value of $25.00. These shares of Series A-1 Convertible Preferred Stock are convertible into an aggregate of 318,750 Shares. At any time after November 1, 2007, the Issuer may elect to redeem for cash any or all shares of Series A-1 Convertible Preferred Stock upon 15 trading days notice to the extent permitted by law and our then available capital. The optional redemption price per share is the sum of (1) $25.00 per share of the Series A-1 Convertible Preferred Stock plus (2) any accrued and unpaid dividends, and such sum is then multiplied by a declining multiplier. The multiplier is 105% until October 31, 2008, 104% until October 31, 2009, 103% until October 31, 2010, 102% until October 31, 2011, 101% until October 31, 2012 and 100% thereafter. The shares of Series A-1 Convertible Preferred Stock generally have no voting rights; provided, however, that if the Issuer fails to pay four quarterly dividend payments, the holders of the Series A-1 Convertible Preferred Stock are entitled to separately, as a class, elect one person to the Issuer’s board of directors until the event of default is cured.

Lee is a director of the Issuer and has the right to acquire up to 15,000 Shares upon exercise of stock options granted pursuant to the Issuer’s Amended and Restated 1994 Non-Employee Directors Plan.

On May 19, 2005, pursuant to the Issuer’s 2005 Long-Term Incentive Plan, the Issuer granted Lee 2,600 Shares of restricted stock. The Outside Director Award Agreement provides that the Shares of restricted stock are granted over a three year period with 27% vesting on May 19, 2006, an additional 33% vesting on May 19, 2007 and the remaining 40% vesting on May 19, 2008. Any Shares of restricted stock that have not vested on the date of Lee’s termination of service shall be forfeited. Until the Shares of restricted stock are vested and no longer subject to forfeiture, Lee is not permitted to sell, transfer, pledge or assign such Shares. However, beginning on the grant date (May 19, 2005), Lee has the right to vote such Shares of restricted stock.”

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby supplemented as follows:

“Exhibit 1.     Joint Filing Agreement, dated as of August 29, 2005, entered into by and between Wilco and Lee.

Exhibit 2.       Form of Outside Director Restricted Stock Award (previously filed as Exhibit 10.2 to Toreador Resources Corporation Current Report on Form 8-K filed with the Securities and Exchange

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Commission on May 23, 2005, File No. 0-2517, and incorporated herein by reference).

Exhibit 3.       Restated Certificate of Incorporation of Toreador Resources Corporation (previously filed as Exhibit 3.1 to Toreador Resources Corporation Current Report on Form 8-K filed with the Securities and Exchange Commission on March 29, 2005, File No. 0-25127, and incorporated herein by reference regarding the Series A-1 Convertible Preferred Stock).

Exhibit 4.       Toreador Resources Corporation Amended and Restated 1994 Non-employee Director Stock Option Plan (previously filed as Exhibit 10.2 to Toreador Resources Corporation Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, File No. 0-2517, and incorporated herein by reference).”

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	August 29, 2005

/s/ William I. Lee

WILLIAM I. LEE

WILCO PROPERTIES, INC.

By: /s/ Jeff Doumany

Name: Jeff Doumany

Title:	President

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APPENDIX 1

The name of each director and officer and control person of Wilco Properties, Inc. is set forth below. The business address of each person listed below is 4809 Cole Avenue, Suite 107, Dallas, Texas 75205, unless otherwise noted. Each person is a citizen of the United States of America unless otherwise noted. The present principal occupation or employment of each of the listed persons is set forth below. During the past five years, none of the individuals listed below has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

Name	Present Principal Occupation or Employment and Business Address (if applicable)
William I. Lee	Chairman of the Board and Director of Wilco Properties, Inc.; Director of Toreador Resources Corporation
Dorothy Durand Garrett	Director of Wilco Properties, Inc.; Retired
Jeff Doumany	Director and President of Wilco Properties, Inc.
Frederic Auberty	Director of Wilco Properties, Inc.; Vice President of Toreador Resources Corporation (1)
Robert Liquori	Director of Wilco Properties, Inc.; Retired
Howard Stein	Vice President, Treasurer, and Secretary of Wilco Properties, Inc.

(1)	Mr. Auberty’s business address is 4809 Cole Avenue, Suite 108, Dallas, Texas 75205

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EXHIBITS

Exhibit 1.      Joint Filing Agreement, dated as of August 29, 2005, entered into by and between Wilco and Lee.

Exhibit 2.       Form of Outside Director Restricted Stock Award (previously filed as Exhibit 10.2 to Toreador Resources Corporation Current Report on Form 8-K filed with the Securities and Exchange Commission on May 23, 2005, File No. 0-2517, and incorporated herein by reference).

Exhibit 3.       Restated Certificate of Incorporation of Toreador Resources Corporation (previously filed as Exhibit 3.1 to Toreador Resources Corporation Current Report on Form 8-K filed with the Securities and Exchange Commission on March 29, 2005, File No. 0-25127, and incorporated herein by reference regarding the Series A-1 Convertible Preferred Stock).

Exhibit 4.       Toreador Resources Corporation Amended and Restated 1994 Non-employee Director Stock Option Plan (previously filed as Exhibit 10.2 to Toreador Resources Corporation Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, File No. 0-2517, and incorporated herein by reference).

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EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13D (including amendments thereto) with regard to the Common Stock of Toreador Resources Corproation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of August 29, 2005.

/s/ William I. Lee

WILLIAM I. LEE

WILCO PROPERTIES, INC.

By: /s/ Jeff Doumany

Name: Jeff Doumany

Title:	President

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